SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

Silverback Therapeutics Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

82835W 10 8

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82835W 10 8	13 G

1	NAMES OF REPORTING PERSONS Nextech VI Oncology SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,910,029
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,910,029
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,910,029
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

(1)	This Schedule 13G is filed by Nextech VI Oncology SCSp (“Nextech VI LP”), Nextech VI GP S.à. r.l. (“Nextech VI GP”), Rocco Sgobbo (“Sgobbo”), Dalia Bleyer (“Bleyer”) and Ian Charoub (“Charoub” and together with Nextech VI LP, Nextech VI GP, Sgobbo and Bleyer, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 34,791,709 shares of common stock outstanding following the closing of its initial public offering as of December 8, 2020, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on December 4, 2020.

CUSIP NO. 82835W 10 8	13 G

1	NAMES OF REPORTING PERSONS Nextech VI GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,910,029
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,910,029
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,910,029
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 34,791,709 shares of common stock outstanding following the closing of its initial public offering as of December 8, 2020, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on December 4, 2020.

CUSIP NO. 82835W 10 8	13 G

1	NAMES OF REPORTING PERSONS Rocco Sgobbo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,910,029
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,910,029

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,910,029
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 34,791,709 shares of common stock outstanding following the closing of its initial public offering as of December 8, 2020, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on December 4, 2020.

CUSIP NO. 82835W 10 8	13 G

1	NAMES OF REPORTING PERSONS Dalia Bleyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Lithuania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,910,029
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,910,029

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,910,029
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 34,791,709 shares of common stock outstanding following the closing of its initial public offering as of December 8, 2020, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on December 4, 2020.

CUSIP NO. 82835W 10 8	13 G

1	NAMES OF REPORTING PERSONS Ian Charoub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,910,029
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,910,029

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,910,029
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The percent of class was calculated based on 34,791,709 shares of common stock outstanding following the closing of its initial public offering as of December 8, 2020, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on December 4, 2020.

CUSIP NO. 82835W 10 8	13 G

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock (“Common Stock”) of Silverback Therapeutics, Inc. (the “Issuer”).

Item 1(a)	Name of Issuer:

Silverback Therapeutics, Inc.

Item 1(b)	Address of Issuer’s principal executive offices:

500 Fairview Ave N, Suite 600
Seattle, Washington 98109

Items 2(a)	Name of Reporting Persons filing:

Nextech VI Oncology SCSp (“Nextech VI LP”)
Nextech VI GP S.à r.l. (“Nextech VI GP”)
Rocco Sgobbo (“Sgobbo”)
Dalia Bleyer (“Bleyer”)
Ian Charoub (“Charoub”)

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office:	8 rue Lou Hemmer
L-1748 Luxembourg-Findel
Grand-Duché de Luxembourg

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
Nextech VI LP	Luxembourg
Nextech VI GP	Luxembourg
Sgobbo	Switzerland
Bleyer	Lithuania
Charoub	Sweden

Item 2(d)	Title of class of securities: Common stock, $0.0001 par value per share

Item 2(e)	CUSIP No.: 82835W 10 8

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

CUSIP NO. 82835W 10 8	13 G

Item 4	Ownership The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020.

Reporting Persons	Shares of Common Stock Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (1)(2)
Nextech VI LP	1,910,029	1,910,029	0	1,910,029	0	1,910,029	5.5%
Nextech VI GP (1)	0	1,910,029	0	1,910,029	0	1,910,029	5.5%
Sgobbo (1)	0	0	1,910,029	0	1,910,029	1,910,029	5.5%
Bleyer (1)	0	0	1,910,029	0	1,910,029	1,910,029	5.5%
Charoub (1)	0	0	1,910,029	0	1,910,029	1,910,029	5.5%

(1)	The shares are held by Nextech VI LP. Nextech VI GP serves as the sole general partner of Nextech VI LP and has sole voting and investment control over the shares owned by Nextech VI LP and may be deemed to own beneficially the shares held by Nextech VI LP. Nextech VI GP owns no securities of the Issuer directly. Sgobbo, Bleyer and Charoub are members of the board of managers of Nextech VI GP and share voting and dispositive power over the shares held by Nextech VI LP, and may be deemed to own beneficially the shares held by Nextech VI LP. The managing members own no securities of the Issuer directly.

(2)	This percentage is based on 34,791,709 shares of common stock outstanding following the closing of its initial public offering as of December 8, 2020, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on December 4, 2020.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8	Identification and Classification of Members of the Group Not applicable.

Item 9	Notice of Dissolution of Group Not applicable.

Item 10	Certifications Not applicable.

CUSIP NO. 82835W 10 8	13 G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 16, 2021

Nextech VI Oncology SCSp

By:	Nextech VI GP S.à r.l.
Its:	General Partner

By:	/s/ Dalia Bleyer
Dalia Bleyer, Managing Member

By:	/s/ Rocco Sgobbo
Rocco Sgobbo, Managing Member

Nextech VI GP S.à r.l.

By:	/s/ Dalia Bleyer
Dalia Bleyer, Managing Member

By:	/s/ Rocco Sgobbo
Rocco Sgobbo, Managing Member

/s/ Rocco Sgobbo
Rocco Sgobbo

/s/ Dalia Bleyer
Dalia Bleyer

/s/ Ian Charoub
Ian Charoub

CUSIP NO. 82835W 10 8	13 G

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement